Exhibit 4.09

EXECUTIVE EMPLOYMENT AGREEMENT
(this “Agreement”)

B E T W E E N:

POET Technologies Inc. (“POET”), a company incorporated in Ontario, and having an office at Suite 501, 121 Richmond Street West, Toronto, Ontario M5H 2K1.

- and -

Peter Copetti (the “Executive”), an individual residing at

WHEREAS, by consulting agreement dated June 8th, 2012 (the “Consulting Agreement”), the Company engaged the services of the Executive to act as Executive Director of the Company for a period of 12 months starting on June 1st, 2012;

AND WHEREAS, in May 2013, the Directors have agreed to extend the term of the Consulting Agreement for an additional 6 months to November 30, 2013;

AND WHEREAS, the Company effected changes in management, whereby the Executive terminated his services as Executive Director and commenced serving as Executive Chairman and Interim CEO commencing on February 10th, 2014 pursuant to a memorandum of understanding dated the 10th day of February, 2014 (the “MOU”);

AND WHEREAS, the MOU provided that the parties were to negotiate and conclude a definite employment agreement;

AND WHEREAS POET wishes to retain the Executive in the capacity of Executive Chairman and Interim Chief Executive Officer (“Interim CEO”) until such time as a replacement CEO is appointed by the Board of Directors (the “Board”) of POET;

AND WHEREAS POET and the Executive desire to enter into this Agreement to confirm the terms of employment of the Executive and the Executive acknowledges that this Agreement and, specifically, the proprietary rights, non-solicitation and non-competition provisions in this Agreement are essential to protect the interests of POET.

NOW THEREFORE in consideration of the recitals above (the “Recitals”), the mutual covenants and agreements in this Agreement, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, POET and the Executive agree as follows.

1.                                      Interpretation

1.1                               Headings, Plural, Sections and Including.  The inclusion of headings in this Agreement is for convenience of reference only and does not affect its construction or interpretation.  Throughout this Agreement, whenever required by context, words importing the singular include the plural and vice versa.  In this Agreement, references to “Sections” or “Schedules” are references to sections or schedules in this Agreement, unless expressly stated otherwise.  In this Agreement, “including” means including, without limitation.

1.2                               Recitals.  The recitals set out above are true and correct and form part of this Agreement.

1.3                               Deductions, Withholdings and Taxes.  The payments to the Executive set out in this Agreement are subject to all applicable deductions, withholdings and taxes.

1.4                               Plan Contributions and Participation.  POET’s contributions to, the Executive’s participation in, and any conversion of, the group benefit plans or any incentive plans as set out in this Agreement are subject to the terms and conditions of such plans, and changes to or cancellations of such plans over time, as may be made with such notice to the Executive as is practical in the circumstances.

2.                                      Effective Date, Term and Duties

2.1                               Effective Date.  This Agreement and the Executive’s employment with POET on the terms and conditions set out in the Agreement shall be effective as of and from February 10, 2014  (the “Effective Date”) and shall continue thereafter until its expiry on December 31, 2014 unless and until terminated in accordance with the provisions set out below.

2.2                               Position.  The Executive will serve as the Executive Chairman and Interim CEO of POET until such time as a replacement CEO is appointed by the Board and in such other positions as may be agreed upon from time to time.  The Executive agrees, if elected, to serve as a director of POET or as a director or officer of its affiliated or related entities as requested by POET, in good faith.

2.3                               Duties.  The Executive will perform the duties customarily performed in the Executive’s position, including additional duties as may be required from time to time.  The Executive’s performance may be reviewed and the Executive must regularly, and without restricting the generality of the foregoing, at least annually, report the Executive’s activities to board of directors of POET (the “Board”).

Powers.  The Executive is empowered with the authority, at his sole discretion, to hire and negotiate compensation packages for all non-executive personnel under his direct supervision, whose annual gross individual cash compensation is less than $100,000 and on aggregate basis for all such personnel does not exceed $450,000 annually. In addition, the Executive is empowered with the authority to award annual bonuses for existing non-executive contractors and employees, but not to exceed 35% of base salary.

2.4                               Good Faith.  The Executive shall use his best efforts, skills and abilities to honestly, faithfully, diligently and in good faith promote POET’s best interests. The Executive shall observe and abide by the policies of POET, as in effect from time to time. The Executive shall not have any interests or obligations that conflict or interfere with those of POET.

2.5                               Full Time.  The Executive shall devote his full time and attention to the business and affairs of the Corporation and agrees not to engage in any activities which would conflict with his obligations to POET. The Executive shall devote 40 hours per week from Monday to Friday, and such other time as may be required to meet the requirements of the position. The Executive shall not be entitled to overtime pay regardless of how many hours worked in any month or year. The Executive shall perform his primary duties at the office of the Company and/or at his home office in Toronto, Ontario Canada.

Vacation and Sick Leave.  Notwithstanding the aforesaid, the Executive shall be entitled to the following:

Vacation:  4 weeks per year.

Sick Leave:  5 days per year.

Statutory Holidays:  New Year’s Day, Family Day, Good Friday, Victoria Day, Canada Day, Lord Simcoe Day, Labour Day, Thanksgiving, Christmas Day, Boxing Day and any other days which may legislated in the future.

3.                                      Compensation

3.1                               Base Salary.  For the period February 10, 2014 to December 31, 2014, POET agrees to pay the Executive a base salary of $20,000 per month (or $240,000 per year), payable in accordance with POET’s payroll practices. The Executive’s salary shall be subject to review at any time and at least annually by the Board or the compensation committee (the “Compensation Committee”) established by the Board.

3.2                               Annual Bonus.  The Executive will be considered on annual basis for a bonus based on a performance matrix to be determined by the Compensation Committee and approved by the Board of Directors.  The amount of the bonus will be set in or about February of the following year or after the annual financial statements of POET have been received and approved by the Board.

3.3                               Special Bonus.  Nothing in this Agreement shall preclude the granting of a special bonus to the Executive by the Board based on special circumstances, the amount thereof to be determined by the Board or the Compensation Committee in its sole discretion based on milestones established for the Executive for the particular year.

3.4                               Incentive / Option / Pension Plans.  The Executive will be eligible to participate in any Management Performance Incentive Arrangement, Profit Sharing or Pension Plans which may be adopted by POET for the benefit of its senior management. POET agrees that, while the Stock Option Plan remains in existence, the terms thereof, as amended, from time to time, shall apply to and exist for the benefit of the Executive during, and to the extent applicable, following, the employment of the Executive under this Agreement.  The Executive acknowledges that the Board of Directors retains the right to amend or to cancel the Stock Option Plan in accordance with the provisions thereof. The Executive shall be eligible for grants of Stock Options (“Options”) when and as determined by the Board of Directors consistent with the eligibility for, and grants to, senior executive employees of the Company, all at the complete discretion of the Board on the advice of the Compensation Committee. The terms and conditions of any Options will be more fully described in a certain separate option agreements by and between the Company and the Executive (the “Option Agreement”). Upon termination for other than cause and death, all of the Executive’s unvested options will vest immediately and all of the Executive’s outstanding options will remain in force for a period equal to the earlier of their expiry date and 12 months from such termination.

4.                                      Expenses

4.1                               General Expenses and Professional Fees.  The Executive will be reimbursed for all reasonable business expenses, including travel expenses, incurred by the Executive in connection with the performance of his duties under this Agreement, upon providing appropriate receipts satisfactory to POET and in accordance with, and subject to, the approval procedures established by POET from time to time. Such expenses will include up to $5,000.00 annually for a gym membership plus medical tests to ensure that the Executive keeps well and healthy to be able to perform his rigorous activities.

5.                                      Property and Information

5.1                               Confidentiality Obligation.  At all times during and after the Executive’s employment with POET, the Executive shall not, without the prior written consent of POET, unless by operation of law, directly or indirectly, communicate, reveal or disclose, in any manner, to anyone, or use for any purpose other than in carrying out the Executive’s duties pursuant to this Agreement and in furtherance of POET’s business interests, any confidential or proprietary information concerning or learned as a result of the Executive’s employment with, POET or its predecessors, successors, affiliates or related entities, including information concerning their assets, businesses, affairs, costs, technical information, financial information, plans or opportunities, processes, research and development, customers, suppliers or employees.

5.2                               Return of Property.  Upon ceasing to be employed with POET or upon request by POET at any time, the Executive must return to POET, in satisfactory condition, all property belonging to POET or its predecessors, successors, affiliates or related entities, including all documents in any format whatsoever including electronic format, that is in the Executive’s possession or control, and the Executive must not retain any copies of such property in any format whatsoever including electronic format.

5.3                               Proprietary Rights.  The Executive recognizes POET’s proprietary rights in the tangible and intangible property of POET and its predecessors, successors, affiliates and related entities, and the Executive acknowledges that the Executive has not obtained or acquired and shall not obtain or acquire any right, title or interest, in any such property, including any writing, communications, manuals, documents, instruments, contracts, agreements, files, literature, data, technical information, know-how, secrets, formulas, products, methods, procedures, processes, devices, apparatuses, trademarks, trade names, trade styles, service marks, logos, copyrights, patents, inventions, discoveries, whether or not protected by patent or copyright, which the Executive may have conceived or made, or may conceive or make, either alone or with others, and related to the business of POET or its predecessors, successors, affiliates or related entities (collectively, the “Materials”).

5.4                               Assignment and Waiver of Rights.  The Executive agrees that the Materials are the exclusive property of POET and, in any event, the Executive assigns all right, title and interest, including all intellectual property rights, the Executive may ever have, if any, in and to the Materials to POET or its assignee, and the Executive waives any and all moral rights in and to such Materials in favour of POET or its assignee.  During and after the Executive’s employment with POET, the Executive shall execute all documents deemed necessary by POET to effect proper protection of any intellectual property rights in such Materials in the name of POET or its assignee, including patent rights, trade-mark rights, industrial design rights, copy right, trade secret rights or other intellectual property rights protection available at law.

6.                                      Other Obligations and Indemnity

6.1                              The Executive acknowledges that the Executive may now or hereafter owe to POET certain duties, at law, in equity or otherwise.  Subject to section 2.4 hereof, nothing in this Agreement is a waiver, release or reduction of any fiduciary obligations that the Executive owes to POET.

6.2                               The Executive will be indemnified against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the Executive in respect of any civil, criminal or administrative action or proceeding to which the Executive is made a party by reason of having been a director or officer of POET, if:

(a)                                 the Executive acted honestly and in good faith with a view to the best interests of POET; and

(b)                                 in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Executive had reasonable grounds for believing his conduct was lawful.

7.                                      Termination

7.1                               Resignation by the Executive.  The Executive may resign from POET by providing four (4) weeks prior written notice of resignation.  If any time after the receipt of the Executive’s resignation, POET terminates the Executive’s employment before the date the resignation was to be effective, the Executive will be provided with the following, in full satisfaction of the Executive’s entitlements:  (a) payment of the Executive’s outstanding base salary accrued until the date the resignation was to be effective; (b) reimbursement of the outstanding expenses properly incurred by the Executive until the date his employment ceases; and (c)  payment of the Executive’s bonus, if it was declared and approved by POET to be paid but had not been paid by the effective resignation date.

7.2                               Termination by POET without Cause.  The Executive’s employment may be terminated at any time by POET without cause and, provided the Executive signs and delivers a release in favour of POET in a form satisfactory to POET in accordance with the provisions of this agreement, the Executive will be entitled to receive the following:

(a)                                 payment of the Executive’s outstanding base salary accrued until the date his employment ceases;

(b)                                 reimbursement of the outstanding expenses properly incurred by the Executive until the date his employment ceases;

(c)                                  payment of an amount equal to any bonus amounts earned but not yet paid to the Executive at the date his employment ceases; and

payment of a termination payment equivalent to a total of 12 months of the Executive’s annual base salary then in effect. The Executive shall not be obligated to perform any further services on behalf of POET after a without cause termination, nor shall he be obligated to mitigate any damages that may be suffered by reasons of the termination without cause by POET. In the event that the Executive secures other employment after a without cause termination, any monies received by the Executive under such employment shall not in any manner be set off against, credited towards or deducted from the amount payable to the Executive under this paragraph.

7.3                               Termination by the Executive for Good Reason.  The Executive may terminate his employment hereunder at any time for Good Reason.  For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following events or conditions without the Executive’s express prior written consent, unless such event or condition shall have been fully cured within ten (10) business days after the Executive gives notice to POET requesting cure:

(a)                                 any failure to continue the Executive in any of the positions and titles required under Section 2.2 unless as a result of a regulatory or stock exchange requirement or such change does not result in the Executive’s compensation being reduced;

(b)                                 any material diminution in the Executive’s responsibilities or authorities; the assignment to the Executive of duties that are materially inconsistent with the duties and responsibilities assigned to him hereunder; or any change in the reporting structure such that the Executive is required to report to any Person other than the Board and as a result, the Executive’s compensation is reduced; and

(c)                                  any material breach by POET of any of its obligations under this Agreement, or of any of the representations or warranties in this Agreement, or of any material term of, or representation in, any stock option agreement, equity grant, or long-term incentive arrangement.

In the event of a Termination by the Executive under this Article 7.3, the terms and provisions of Article 7.2 above shall apply as if the Executive had been terminated by POET without cause.

7.4                               Change of Control.  If there is a Change of Control as defined in Section  7.5(a) and the offers or series of offers were unsolicited and whether or not supported by a majority of the directors of POET and the Executive resigns within 90 days, or if there is a Change of Control as defined in Section 7.5 and the offers or series of offers were unsolicited and whether or not supported by a majority of the directors of POET and the Executive’s employment is terminated without cause within 90 days, then the Executive will be provided with his entitlements as set out in Section 7.2.

7.5                               Change of Control Defined.  In this Agreement, “Change of Control” shall be deemed to occur if:

(a)                                 an offer or series of related offers made for the ownership, whether direct or indirect, of fifty percent or more of the outstanding voting securities of POET or any of its material subsidiaries is accepted and consummated;

(b)                                 POET or any of its material subsidiaries is merged or consolidated with another entity and as a result of such merger or consolidation less than fifty (50%) percent of the outstanding voting securities of the surviving or resulting entity are owned in the aggregate by POET or the former security holders of POET or their affiliates and related entities;

(c)                                  POET directly or indirectly sells, transfers or disposes of eighty (80%) or more of total of its business or its assets ( as determined immediately prior to such transaction(s) and measured by value) to another entity that is not wholly-owned by POET;

(d)                                 after the Effective Date a majority of directors elected to the Board were not nominated for election by senior management of POET; or

(e)                                  the directors of POET by ordinary resolution deem that a Change in Control has occurred or is about to occur.

7.6                               Termination by POET with Cause.  POET may terminate the Executive’s employment at any time with cause and without prior notice or any further obligations by POET, and the Executive will be ineligible for any bonus payment.  On the termination of the Executive’s employment for Just Cause, the Executive will be provided with the following in full satisfaction of the Executive’s entitlements:  (a) payment of the Executive’s outstanding base salary accrued until the date his employment ceases; and (b) reimbursement of the outstanding expenses properly incurred by the Executive until the date his employment ceases.  For the purposes of this Agreement, “Just Cause” means:

(a)                                 a material breach by the Executive of his obligations under this Agreement;

(b)                                 the wilful engaging by the Executive in any act that is materially injurious to POET, monetarily or otherwise; or

(c)                                  any other matter that would constitute just cause for termination at law.

7.7                               Consequences of Termination.  The cessation of the Executive’s employment with POET terminates any other positions the Executive may hold pursuant to Section 2.2, subject to applicable laws, and the Executive agrees to sign any documentation necessary to give effect to this Section 7.7.

7.8                               Termination on Death of the Executive. The Executive’s employment shall terminate on the death of the Executive, in which event POET shall pay to the Executive’s estate an amount equivalent to three (3) month’s base salary.

7.9                               Compliance with Laws.  The Executive’s entitlements in this Section 7 are provided in full satisfaction of the Executive’s entitlements to notice of termination, pay in lieu of notice, and severance pay, if any, under the Canada Labour Code or the equivalent provincial legislation, this Agreement, at common law or otherwise.

8.                                      Remedies

8.1                               Defences.  The Executive agrees that all restrictions in Sections 5 and 6 are necessary and fundamental to the protection of the business carried on by POET and that all such restrictions are reasonable and valid, and the Executive waives all defences of the Executive to the strict enforcement thereof by POET.

8.2                               Injunctive Relief.  The Executive acknowledges that a breach by the Executive of any of his obligations in Sections 5 and 6 will result in POET suffering irreparable harm, which cannot be calculated or fully or adequately compensated by recovery of damages alone.  Accordingly, the Executive agrees that POET shall be entitled to interim and permanent injunctive relief without proof of actual damages, specific performance and other equitable remedies, in addition to any other relief to which POET may become entitled.

9.                                      General

9.1                               Assignment.  POET may assign this Agreement and it enures to the benefit of and is enforceable by POET and its successors and assigns.

9.2                               Currency.  All dollar amounts referred to in this Agreement are in lawful money of Canada, unless expressly stated otherwise.

9.3                              Severability.  If any provision of this Agreement is declared void or unenforceable, such provision will be deemed severed from this Agreement to the extent of the particular circumstances giving rise to such declaration, and such provision as it applies to other persons and circumstances and the remaining terms and conditions of this Agreement will remain in full force and effect.

9.4                               Survival.  Sections 5 and 6 and this Section 9.4 survive the cessation of this Agreement and the Executive’s employment for any reason whatsoever.

9.5                               Waiver.   No waiver of any of the provisions of this Agreement will be effective or binding, unless made in writing and signed by the party purporting to give the same.  No waiver of any of the provisions of this Agreement will be deemed or will constitute a waiver of any other provisions, whether or not similar, nor will such waiver constitute a continuing waiver, unless expressly stated otherwise.

9.6                               Amendments.  This Agreement may only be amended by written agreement executed by POET and the Executive.  However, changes to the Executive’s position, duties, vacation, compensation and benefits, over the course of time, do not affect the validity or enforceability of Sections 5, 6 and 7.

9.7                               Entire Agreement.  This Agreement constitutes the entire agreement between POET and the Executive on these subject-matters and it supersedes all prior agreements and understandings, whether written or oral, with respect to the employment of the Executive with POET.  There are no representations, warranties or collateral agreements on the matters herein that exist outside of this Agreement.

~~9.8~~                               Notices.  All notices, documents, requests, demands and other communications required or permitted hereunder, or desired to be given with respect to this Agreement by any party to this Agreement shall be in writing and shall be deemed duly served if delivered in person and left with a secretary or other employee at the relevant address set forth below (or such other address as the parties may advise from time to time); or sent by same-day or next-day courier; or sent by facsimile transmission with record of such transmission; or sent by an email which could include an attachment of a standard format electronic document provided a hard copy is sent by regular mail or the recipient acknowledges receipt of said email, to the attention of that party as set forth below:

•                  In the case of POET Technologies Inc.:

Sent to:	Michel Lafrance, Corporate Secretary

Email address:	mjl@poet-technologies.com

Postal address:	Suite 501, 121 Richmond Street West, Toronto, Ontario M5H 2K1

Fax:	(416) 861-0749

With a copy to:	John O’Donnell, Solicitor

Email address:	johnodonnell@stikeman.to

Postal address:	Stikeman Keeley Spiegel Pasternack LLP
Suite 2300, 200 Front Street West
Toronto, Ontario M5V 3K2

Fax:	(416) 365-1813

•                  In the case of the Executive, sent to him as follows:

Email address:

Postal address:

9.9                               Governing Law.  This Agreement will be governed by, and construed and interpreted in accordance with the laws of Ontario and the laws of Canada applicable therein.  POET and the Executive each irrevocably attorns to the jurisdiction of the courts of Ontario.

9.10                        Independent Legal Advice.  The Executive acknowledges that he has been encouraged to obtain independent legal advice regarding the execution of this Agreement, and that he has either obtained such advice or voluntarily chosen not to do so, and hereby waives any objections or claims he may make resulting from any failure on his part to obtain such advice.

9.11                        Counterparts.  This Agreement may be executed in several counterparts, each of which so executed are deemed to be an original, and such counterparts together constitute one and the same agreement.

IN WITNESS WHEREOF this executive employment agreement has been executed by POET and the Executive on the dates below.

POET Technologies Inc.

By:	/s/ Michel Lafrance

Title:	Secretary

Date:	June 30th, 2014

SIGNED, SEALED AND DELIVERED	)
in the presence of:	)
)
/s/ Karen M. Copetti	)	/s/ Peter Copetti
Witness Signature	)	Peter Copetti

Karen M. Copetti	)
Witness Print Name	)	May 18th, 2014
	)	Date
)

Approved by the Compensation Committee Peter Copetti June 20th, 2014 on April 10th, 2014

Approved by the Board of Directors Michel Lafrance June 30th, 2014 on May 22nd, 2014